Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2008

Mr. Fanjun Wu
Sunwin International Neutraceuticals, Inc.
Chief Financial Officer and
Principal Accounting Officer
6 Shengwang Avenue
Qufu, Shandong, China 273100

> **Re: Sunwin International Neutraceuticals, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 23, 2008**
> **File No. 033-10456**

Dear Mr. Wu:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 (a) Form 8-K filed September12, 2008

1. Your disclosures reference Amendment Number One to Form 10-K, filed on September 15, 2008. Please revise your disclosure to reflect Amendment Number Three to Form 10-K filed on September 23, 2008.

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      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comment after reviewing your amendment and responses to our comment.

      If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant